Exhibit 99.1

TNL Mediagene Publicly Announces Its Company Snapshot Presentation Including Preliminary FY2024 Revenue and Adjusted EBITDA Guidance

TOKYO, April 22, 2025 –TNL Mediagene (Nasdaq: TNMG), a Tokyo-based next- generation digital media and data group in Asia, today publicly filed its Company Snapshot presentation highlighting key aspects of its business including preliminary 2024 Revenue and Adjusted EBITDA Guidance:

30%+ Year-on-Year Revenue Growth in FY2024: The group achieved a revenue increase of more than 30% year-over-year. Revenue growth was driven by diversification into tech- and data-powered products, including retail media networks, new strategic data partnerships, as well as innovative content, resulting in increased user engagement, especially in short-form video formats.

Operating Earnings in FY2024: TNL Mediagene is cost efficient and adjusted operating results are expected to be at or near adjusted EBITDA profitability excluding extraordinary items, including one-time DeSPAC and public-company expenses, and one-time transaction-related impairment losses.

Strong Stable of Media Brands: The group operates five content categories including News & Business, B2B Media, Technology, Lifestyle & Food, Sports & Entertainment.

Large Prestigious Customer Base: 850+ advertisers have used TNL Mediagene’s platform include Tier-1 multinational, Fortune 500 companies and large Asian companies. Customers are global and regional, as well as diversified across sectors.

45 Million Monthly Unique Users* : TNL Mediagene’s reach is among the largest of major Asian media companies and comparable to some major US media outlets.

* Monthly Unique Users refers the average monthly unique users of the group’s owned sites and accounts on social platforms (YouTube + TikTok) based on the group’s data for the twelve months ended March 31, 2025.

Founder-Led, Supported by Experienced Public Company Board of Directors: Co- founders Joey Chung and Motoko Imada serve as CEO and COO. First-rate international board includes directors with senior operational, advisory and director roles at companies including Yahoo!, Wall Street Journal, NBC Universal, SBI Financial, BCG and Reapra.

Track Record of Successful M&A Transactions : TNL Mediagene operates a disciplined and successful M&A roll-up strategy and maintains an active pipeline of potential future M&A opportunities.

Attractive Valuation vs. Reference Comparables: TNL Mediagene is currently trading at an EV/Revenue discount to reference median multiples of 2.8x in AdTech and 6.2x in Digital & Social Media.

Co-Founder & CEO Joey Chung said “We are proud of our heritage and our journey over the years and excited about what’s next, as we focus on building the largest pan- Asia, multi-language, multi-market, digital media, technology and data analytics group. Completing our public listing was a meaningful milestone and we now turn our attention toward introducing ourselves and our business to the global investor community.”

Co-Founder & President Motoko Imada said “We have been a pioneer in digital media in Japan and Taiwan for 26 years. The fusion of content and technology has expanded the potential of the media business. With the funds raised through our IPO, we will leverage our expertise in advertising and content commerce to acquire and integrate new media and technology companies through M&A, with the goal of becoming one of the largest media, tech and data companies in Asia. “

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene was formed in May 2023 through the merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two of the region’s leading independent digital media groups. The company’s operations span original and licensed media brands in Japanese, Chinese, and English, covering topics such as news, business, technology, science, food, sports, and lifestyle. It also offers AI-driven advertising services, marketing technology platforms, e-commerce, and innovative solutions tailored to the needs of advertising agencies. Known for its political neutrality, appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 500 employees across Asia, with offices in Japan, Taiwan, and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

In this press release we have included adjusted EBITDA, a non-IFRS financial measure, which is a key measure used by our management and board of directors in evaluating our operating performance.

Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

We define adjusted EBITDA as profit (loss) for the period excluding depreciation expenses and amortization expenses as well as extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization and one-time transaction-related impairment losses.

Investor Relations Contact: IR@tnlmediagene.com

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